UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

QAD Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A 74727D306

Class B 74727D207

(CUSIP Number)

Karl F. Lopker

100 Innovation Place

Santa Barbara, CA 93108

(805) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13D	Page 2 of 12 Pages

1.	Name of reporting person Karl F. Lopker
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A – 7,042,430 Class B – 2,222,479
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A – 7,042,430 Class B – 2,222,479
11.	Aggregate amount beneficially owned by each reporting person Class A – 7,042,430 Class B – 2,222,479
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 45.8% Class B – 69.5%
14.	Type of reporting person (see instructions) IN

13D

CUSIP NO. 74727D306/74727D207	Page 3 of 12 Pages

1.	Name of reporting person Pamela M. Lopker
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A – 7,042,430 Class B – 2,222,479
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A – 7,042,430 Class B – 2,222,479
11.	Aggregate amount beneficially owned by each reporting person Class A – 7,042,430 Class B – 2,222,479
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 45.8% Class B – 69.5%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 74727D306/74727D207	13D	Page 4 of 12 Pages

1.	Name of reporting person The Lopker Living Trust dated November 18, 2013
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A – 5,523,835 Class B – 1,990,770
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A – 5,523,835 Class B – 1,990,770
11.	Aggregate amount beneficially owned by each reporting person Class A – 5,523,835 Class B – 1,990,770
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 38.3% Class B – 65.3%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 74727D306/74727D207	13D	Page 5 of 12 Pages

1.	Name of reporting person Lopker Family Foundation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A - 361,140 Class B - 19,828
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A - 361,140 Class B - 19,828
11.	Aggregate amount beneficially owned by each reporting person Class A - 361,140 Class B - 19,828
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 2.5% Class B – 0.7%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 74727D306/74727D207	13D	Page 6 of 12 Pages

1.	Name of reporting person Lopker Family 1997 Charitable Remainder Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power Class A - 0 Class B - 0
	8.	Shared voting power Class A - 5,084 Class B - 1,247
	9.	Sole dispositive power Class A - 0 Class B - 0
	10.	Shared dispositive power Class A - 5,084 Class B - 1,247
11.	Aggregate amount beneficially owned by each reporting person Class A - 5,084 Class B - 1,247
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Class A – 0.4% Class B – 0.4%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 74727D306/74727D207	13D	Page 7 of 12 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, par value $0.001 per share (“QADA”) and Class B Common Stock, par value $0.001 per share (“QADB”), of QAD Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Innovation Place, Santa Barbara, CA 93108.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Karl F. Lopker

Pamela M. Lopker

The Lopker Living Trust dated November 18, 2013

(“Lopker Living Trust”)

Lopker Family Foundation

Lopker Family 1997 Charitable Remainder Trust

(“Charitable Remainder Trust”)

Karl Lopker and Pamela Lopker act as joint trustees of the Lopker Living Trust and the Charitable Remainder Trust. Karl Lopker and Pamela Lopker are officers and board members of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation. Karl Lopker and Pamela Lopker disclaim beneficial ownership with respect to the shares owned by the Lopker Family Foundation. Mr. Lopker is Chief Executive Officer of the Issuer. Ms. Lopker is President of the Issuer.

The business address of Karl Lopker, Pamela Lopker, the Lopker Living Trust, the Lopker Family Foundation and the Charitable Remainder Trust is 100 Innovation Place, Santa Barbara, CA 93108.

Karl Lopker and Pamela Lopker are United States citizens and the other Reporting Persons are organized under the laws of the United States.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 14, 2015, Karl Lopker and Pamela Lopker acting as joint trustees of the Lopker Living Trust exchanged 223,629 shares of QADA for 260,463 shares of QADB held by another stockholder of the Issuer (the “Exchange”). No other consideration was given or received by either party in connection with the Exchange.

Item 4.	Purpose of Transaction

QADA has 1/20th vote per share and QADB has one vote per share. Karl Lopker and Pamela Lopker effected the exchange to increase the number of the higher voting shares of QADB beneficially owned by them.

None of the Reporting Persons has any plans or proposals that would relate to any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 74727D306/74727D207	13D	Page 8 of 12 Pages

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

On July 14, 2015, the Reporting Persons had the following ownership:

As of July 14, 2015, Karl F. Lopker’s beneficial ownership includes: 207,371 shares of QADA owned directly by Mr. Lopker and Ms. Lopker; 60,634 shares of QADB owned directly by Mr. Lopker and Ms. Lopker; 945,000 shares of QADA representing vested SARs or SARs which vest within 60 days of July 14, 2015 held by Mr. Lopker and Ms. Lopker; and 150,000 shares of QADB representing vested SARs or SARs which vest within 60 days of July 14, 2015 held by Mr. Lopker and Ms. Lopker. In addition, Mr. Lopker’s beneficial ownership includes shares held by the Lopker Living Trust, the Lopker Family Foundation and the Lopker Family 1997 Charitable Remainder Trust, as described below.

As of July 14, 2015, Pamela M. Lopker’s beneficial ownership includes: 207,371 shares of QADA owned directly by Mr. Lopker and Ms. Lopker; 60,634 shares of QADB owned directly by Mr. Lopker and Ms. Lopker; 945,000 shares of QADA representing vested SARs or SARs which vest within 60 days of July 14, 2015 held by Mr. Lopker and Ms. Lopker; and 150,000 shares of QADB representing vested SARs or SARs which vest within 60 days of July 14, 2015 held by Mr. Lopker and Ms. Lopker. In addition, Ms. Lopker’s beneficial ownership includes shares held by the Lopker Living Trust, the Lopker Family Foundation and the Lopker Family 1997 Charitable Remainder Trust, as described below.

Karl Lopker and Pamela Lopker serve jointly as trustees of the Lopker Living Trust. As of July 14, 2015, the Lopker Living Trust beneficially owned 5,523,835 shares of QADA and 1,990,770 shares of QADB.

Karl Lopker is the President of the Lopker Family Foundation and Pamela Lopker is the Chief Executive Officer. As of July 14, 2015, the Lopker Family Foundation owned of record 361,140 shares of QADA and 19,828 shares of QADB.

As of July 14, 2015, the Lopker Family 1997 Charitable Remainder Trust owned of record 5,084 shares of QADA and 1,247 shares of QADB.

Other than the Exchange, the Reporting Persons have not engaged in any transaction during the past 60 days in, any Issuer Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 74727D306/74727D207	13D	Page 9 of 12 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of July 23, 2015, by and among Karl F. Lopker, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and Lopker Family 1997 Charitable Remainder Trust.

CUSIP NO. 74727D306/74727D207	13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2015
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker
Name and Title

July 23, 2015
(Date)

/S/ PAMELA M. LOPKER
(Signature)

Pamela M. Lopker
Name and Title

July 23, 2015
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, Trustee
The Lopker Living Trust dated November 18, 2013
Name and Title

July 23, 2015
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, President
Lopker Family Foundation
Name and Title

July 23, 2015
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, Trustee Lopker Family 1997 Charitable Remainder Trust
Name and Title

CUSIP NO. 74727D306/74727D207	13D	Page 11 of 12 Pages

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of July 23, 2015, by and among Karl F. Lopker, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and Lopker Family 1997 Charitable Remainder Trust.